FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                      CDG Investments Inc.

(Registrant)

Date July 22, 2003                                                                “Barbara O’Neill”

                                                                                                  Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

July 11, 2003

News Release:

        03-05

OTC Bulletin Board:

CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

The Corporation is pleased to announce that it has closed a non-brokered private placement in the form of Convertible Debentures (the “Debentures”), which have been placed to residents in Alberta, in the amount of $262,500, which will be used for working capital purposes.  The Debentures are due on December 17, 2005, bear interest at six percent (6%), are secured by the assets of the Corporation, and rank pari passu with convertible debentures in the amount of $287,500, issued December 17, 2002.

The holder of the Debenture shall have the option to convert some or all of the outstanding Debenture into Units at a price of $0.10 per Unit from the date of issuance until December 17, 2004 and $0.11 per Unit from December 18, 2004 until December 17, 2005.  Each Unit consists of a common share and a share purchase warrant, giving the holder the option to convert the share purchase warrants into common shares of the Corporation at a price of $0.10 per common share from the date of issuance until December 17, 2003; $0.11 per common share from December 18, 2003 until December 17, 2004; $0.12 per common share from December 18, 2004 until December 17, 2005; $0.13 per common share from December 18, 2005 until December 17, 2006; and $0.14 per common share from December 18, 2006 until December 17, 2007.  The Share Purchase Warrants shall expire on the date that is 2 years from the date of conversion of the Debenture.

If the Corporation's common shares are listed for trading on a recognized stock exchange, the Debenture shall be redeemable by the Corporation in whole or in part, after December 17, 2003 if the weighted average price for 30 consecutive trading days ended not more than five trading days preceding the date on which such notice of redemption was given, was at least 125% of the Conversion Price in effect on the date on which such notice is given, and provided that the total volume of shares traded on all stock exchanges on which the shares are traded is not less than 250,000 in the aforementioned 30 trading days; and at a price equal to the principal amount thereof, together with accrued and unpaid interest thereon to the date specified for redemption.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.